SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                            SCHEDULE 14D-9
                          (Amendment No. 18)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934



                            ITT CORPORATION

                       (Name of Subject Company)



                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)



                      Common Stock, no par value
 (including the associated Series A Participating Cumulative Preferred
                        Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)




                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000


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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On June 30, 1997, the Company announced that it completed the sale of 5 ITT Sheraton Hotels for $200 million in cash to FelCor as part of a long-term strategic alliance between the companies. A copy of the press release announcing the closing is filed as Exhibit 65 hereto and is incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:

65.       Text of Press Release issued by the Company dated
          June 30, 1997.


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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                          ITT CORPORATION



                          By   /s/ RICHARD S. WARD
                             Name: Richard S. Ward
                             Title: Executive Vice President,
                                    General Counsel and
                                    Corporate Secretary


Dated as of July 3, 1997

                             EXHIBIT INDEX

Exhibit                       Description                    Page No.

(65)        Text of Press Release issued by the Company
            dated June 30, 1997........................